BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEWPORT BEACH NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

March 1, 2013		WRITER'S DIRECT DIAL (415) 984-8777

VIA EDGAR		WRITER'S E-MAIL ADDRESS esibbitt@omm.com

Mara L. Ransom, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:
Hancock Fabrics, Inc.
Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-185870)
Post-Effective Amendment No. 2 to Amendment No. 2 to Registration Statement on Form S-1 on Registration Statement on Form S-3 (File No. 333-150979 )
Filed on February 11, 2013

Dear Ms. Ransom:

On behalf of Hancock Fabrics, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comment letter dated February 25, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-3, as filed with the Commission on February 11, 2013 (the “Form S-3”) and Post-Effective Amendment No. 2 to Amendment No. 2 to Registration Statement on Form S-1 on Registration Statement on Form S-3, as filed with the Commission on February 11, 2013 (the “Post-Effective Amendment”).

For the Staff’s convenience, the Company has reproduced below the comments from the Staff in bold, in each case followed by the Company’s corresponding response.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form S-3 and Post-Effective Amendment, as applicable.

The Company responds to the Comment Letter as follows:

† In association with Tumbuan & Partners

Mara L. Ransom, Esq., March 1, 2013 - Page 2

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 2

1.
We note your disclosure that you “incorporate by reference…any future filings made…after the initial filing date of the registration statement…and prior to the termination of this offering.” Please revise this disclosure to state that any applicable filings made after the date of the prospectus and prior to the termination of the offering will be deemed to be incorporated by reference. Refer to Item 12(b) of Form S-3. In addition, to the extent you wish to incorporate by reference any applicable filings made during the pre-effective period, please further revise your disclosure to also state that any applicable filings made after the date of the initial registration statement and prior to effectiveness will be deemed to be incorporated by reference. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations. Finally, please specifically incorporate by reference the Forms 8-K filed on February 7, 2013 and February 21, 2013.

The Company has amended the Form S-3 and Post-Effective Amendment to revise the disclosure to state that any applicable filings made after the date of the prospectus and prior to the termination of the offering will be deemed to be incorporated by reference.  In the amendment to the Form S-3, the Company has also revised the disclosure to state that any applicable filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement will be deemed to be incorporated by reference.  Finally, in the amendments to the Form S-3 and Post-Effective Amendment, the Company has incorporated by reference the Company’s Current Reports on Form 8-K filed on February 7, 2013 and February 21, 2013.

Exhibit 5.1

2.
We note your response to comment 3 in our letter dated January 28, 2012 as well as the revisions to the legal opinion adding a description of the common stock purchase rights. Please further revise the legal opinion to opine on the legality of the common stock purchase rights. Please see Section II.B.1.g of Staff Legal Bulletin No. 19 available on our website. This comment also applies to your Post-Effective Amendment No. 2 to Amendment No. 2 to Form S-1 on Form S-3.

The Company has included revised legal opinions with the amendments to the Form S-3 and the Post-Effective Amendment to opine on the legality of the common stock purchase rights issuable pursuant to the Amended and Restated Rights Agreement, as amended through March 20, 2006, and as subsequently amended by Amendment No. 2 to the Amended and Restated Rights Agreement, dated as of March 20, 2006, and Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of November 13, 2009, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

Mara L. Ransom, Esq., February 8, 2013 - Page 3

Post-Effective Amendment No. 1

General

4.
It appears that the prospectus included in the post-effective amendment has been in use for more than nine months, the last set of audited financial statements contained therein is more than 16 months old, and you have not previously sought to update your audited financial statements pursuant to Section 10(a)(3) of the Securities Act.  Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security.  Please supplementally advise us as to whether you have made any offers or sales using the prospectus during the period in which your audited financial statements were not current.

The prospectus (the “Prospectus”) included in the Company’s Registration Statement on Form S-1, which was initially filed on May 16, 2008; subsequently amended on June 19, 2008 and June 23, 2008; and declared effective on June 23, 2008 (collectively, the “Form S-1”), to which the Post-Effective Amendment relates, incorporated by reference the Company’s financial statements for the years ended February 3, 2007 and February 2, 2008.  The only warrant exercise that has occurred since the warrants to purchase common stock were issued pursuant to the Prospectus was the exercise of a warrant to purchase 14,400 shares of the Company’s common stock (“Common Stock”), on October 21, 2008.  Such date was both prior to nine months after the effective date of the Form S-1 and prior to 16 months after the year ended February 2, 2008.  The Company respectfully advises the Staff that the Company has not made any sales using the prospectus included in the Post-Effective Amendment during the period in which the Company’s audited financial statements were not current.  The Company has also not taken any action subsequent to the date the financial statements were no longer current to offer the shares exercisable upon exercise of the warrants.

Explanatory Note

5.
We note the statement in the second paragraph under this heading that you are registering “the offer and sale of the 2,100,400 shares.”  Please revise this statement to clarify that you are updating the prospectus with respect to those shares.  In this regard, we note your statement in the third paragraph under this heading that you are deregistering 8,335,200 shares that were previously registered, and that 2,100,400 shares previously registered “will remain unsold and registered under this Post-Effective Amendment.”  Additionally, we note your statement in the fourth paragraph under this heading that this Post-Effective Amendment “contains an updated prospectus relating to [the] 2,100,400 shares.”

The Company has revised the statement in the second paragraph under the heading “Explanatory Note” in the Post-Effective Amendment to clarify that the Company is maintaining the registration of the 2,100,400 shares of Common Stock initially registered pursuant to the Form S-1, rather than registering “the offer and sale” of such shares.

Mara L. Ransom, Esq., February 8, 2013 - Page 4

*******

The Company understands that the Staff may have additional comments after receiving this letter. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the amendments to the Form S-3 and the Post-Effective Amendment respond completely to all of the issues raised in the Comment Letter.  If you have any questions or wish to discuss any matters with respect to this letter, the amendment to the Form S-3 or the amendment to the Post-Effective Amendment, please do not hesitate to contact me by telephone at (415) 984-8777 or by email at esibbitt@omm.com.

Sincerely, /s/ Eric C. Sibbitt Eric C. Sibbitt

cc:           Mr. Steven R. Morgan